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Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Intertape Polymer Group Inc.
Form 40-F for fiscal year ended December 31, 2009
Filed March 29, 2010
File No. 001-10928

Dear Mr. Reynolds:

Pursuant to our discussions with the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), this supplements the correspondence, dated December 29, 2010, that we submitted previously on behalf of our client, Intertape Polymer Group Inc. (the “Company”), in response to comment 7 contained in the Staff’s letter dated December 15, 2010, received by facsimile on December 16, 2010, to the Company’s Form 40-F for the fiscal year ended December 31, 2009 (the “Form 40-F”), filed on March 29, 2010. For your convenience, we have set forth comment 7 below immediately preceding the Company’s response.

Exhibit 2-Management’s Discussion and Analysis

Effect of Correction of Prior Period Errors, page 14

7.	It appears from your disclosure that you recorded a charge of $1.4 million during the fourth quarter of 2009 for errors that were identified in prior period financial statements. We note that you concluded that these items were immaterial to your prior periods and therefore did not warrant a restatement. Please provide us with a detailed discussion of how you assessed the materiality of these errors on the current fiscal year in accordance with SAB 108, particularly considering the fact that the $1.4 million charge represented approximately 9% of your 2009 net loss. Please note that if you still consider this adjustment to be immaterial for your prior years and current year, please provide us with you assessment of materiality in accordance with SAB 99.

Response:

Exhibit A attached hereto contains the Company’s detailed discussion of how it assessed the materiality of the errors in accordance with SAB 108 and SAB 99.

*        *        *        *        *

February 9, 2011

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

cc:	Gregory A. C. Yull, Chief Executive Officer
Bernard J. Pitz, Chief Financial Officer Intertape Polymer Group Inc.

J. Gregory Humphries
Shutts & Bowen LLP

2

EXHIBIT A

RESPONSE TO COMMENT 7

Before completing and filing the Form 40-F, the Company conducted a detailed review of errors identified in its prior period financial statements and performed a comprehensive assessment in accordance with SAB 99 of the materiality of the errors with respect to the Company’s previously reported and current period financial statements. Consistent with SAB 108, the Company evaluated the materiality of the errors by quantifying their effects on each of the previously issued financial statements and related disclosures as well as the financial statements in which the Company corrected the misstatements.

As further discussed below, the Company considered both quantitative and qualitative factors and assessed the effect of the errors, on both an individual and an aggregate basis, including an analysis of whether the errors had any material impact on any trend in the Company’s reported results. Based on this analysis conducted in accordance with SAB 99, the Company concluded that, although some of the errors were quantitatively significant, the errors were immaterial to prior and current periods when viewed in light of all of the quantitative and qualitative factors, the absence of any effect on trends and the surrounding facts and circumstances relating to the errors.

The errors related to write-offs, or reversals, of certain credit notes and unapplied cash, an increase in the valuation of certain spare parts and supplies, the Company’s medical claims reserve and other identified misapplications of generally accepted accounting principles in Canada (“GAAP”). Based on its analysis, the Company determined that neither the errors nor the correcting out-of-period adjustments in the fourth quarter of 2009 were material to sales, cost of goods sold, gross profit, selling, general and administrative (“SG&A”) expense, and earnings before interest, taxes, depreciation and amortization (“EBITDA”) when viewed in light of all quantitative and qualitative factors. With respect to earnings before taxes, net earnings and earnings per share, the Company determined that:

•	the changes were not quantitatively material when viewed as an absolute amount in the context of each line item and the financial statements as a whole; and

•

although certain line items reflected quantitatively significant changes, analysts and the investing public would view the changes to earnings as necessary to correct immaterial errors in the balance sheet and income statement; changes that do not affect net operating cash flows; and changes that are immaterial in the context of the financial statements taken as a whole.

In addition, the Company analyzed the aggregate changes relating to write-offs of credit notes and unapplied cash, write-ups of spare parts and supplies, medical claims liabilities and other identified misapplications of GAAP. Based on this analysis, the Company concluded that the errors in the aggregate were not material, based upon quantitative and qualitative factors taken as a whole. In accordance with Accounting Standards Codification (“ASC”) 250-10-45-27, which permits the Company to correct these errors by booking the cumulative effect of the income statement changes in the fourth quarter of the fiscal year ended December 31, 2009, the Company corrected the errors by recording cumulative adjustments in the fourth quarter of fiscal year 2009.

I. BACKGROUND

During fiscal years 2007, 2008 and 2009, the Company wrote off credit notes and unapplied cash of $587,727, $198,311 and $81,286, respectively. The Company had previously issued credit notes for merchandise returns, non-delivery, excess inventory or other reasons, volume rebates and rebate programs or other sales incentive programs. These write-offs were not in compliance with GAAP because some of the credit notes and all of the unapplied cash constituted legal obligations of the Company at the time of the write-off. These write-offs were required to be reversed and subsequently written off in the later period in which it would be appropriate to write off the credit note under GAAP. Each item of unapplied cash that was written off was required to be reversed unless the applicable statute of limitations had passed. Credit notes and unapplied cash that were prematurely written off but that should have been written off prior to the fourth quarter of fiscal year 2009 did not require a correcting entry in the fourth quarter of 2009 and thus did not impact the financial statements for fiscal year 2009. A correcting entry of approximately $840,000 was required in the fourth quarter of fiscal year 2009.

The Company made a journal entry during the fiscal year ended December 31, 2008 to increase the value of its spare parts and supplies by approximately $754,000. These parts and supplies had previously been expensed and the entry reflected their value at cost. During the audit of the fiscal year 2008, the Company reversed $727,000 of the initial entry because information regarding the replacement value could not be provided prior to the completion of the financial statement audit for the fiscal year 2008. Thereafter, the entry was re-booked in fiscal year 2009 as follows: $250,000 in the first quarter; $250,000 in the second quarter; and $227,000 in the third quarter. While the entry itself and the amount of the entry were justified under GAAP, the method of booking the entry over several quarterly periods was not because the entry should have been recorded in its entirety in the period in which it was determined.

The Company has a claims liability account relating to the medical, dental, and vision insurance programs of its self-insured United States employees. This liability represents costs incurred but not paid and amounts that have been paid by a third party administrator, but for which the Company has not reimbursed the administrator as of the end of each period. In 2007, after personnel who are no longer with the Company concluded that the existing liability was understated by approximately $1,000,000, the liability amount was increased on a monthly basis over approximately 24 months in the fiscal year ended December 31, 2007 though fiscal year 2009. Subsequently, in June and December 2008 and in January 2009, the liability was reversed in the amounts of $75,000, $225,000 and $25,000, respectively. Both the initial build-up of the liability and the subsequent reversals were not in compliance with GAAP and should have been corrected in its entirety in the period in which it was identified. Both of these instances involved former personnel who lacked a sufficient understanding of the application of GAAP with respect to these adjustments. A correcting entry of approximately $600,000 was made in the fourth quarter of 2009 with respect to this error.

The Company, during the course of its review of the write-offs of credit notes and unapplied cash, write-ups of spare parts and supplies and medical claims liabilities, also identified other errors that were corrected by recording adjustments to the financial statements, requiring a net or aggregate adjustment of $84,000 in the fourth quarter of 2009. Schedule 1 contains information as to the amounts of each of these misstatements. Schedule 2 provides a graphic presentation of the as-reported and as-adjusted trend lines that form an integral part of the Company’s materiality assessment.

II. MATERIALITY ASSESSMENT

Under ASC 250-10-45-23, a restatement of financial statements is not required unless an error has occurred and the error is material. There are several accepted methods by which materiality of an identified error may be analyzed. ASC 250-10-S99-1, Assessing Materiality (“SAB 99”) represents the views of the Staff concerning materiality in the preparation and audit of financial statements.1 Specifically, SAB 99 includes qualitative factors to consider in determining whether a quantitatively immaterial misstatement may nonetheless be material, and notes that preparers of financial statements cannot rely exclusively on quantitative benchmarks to assess materiality.

The framework provided by SAB 99 requires issuers to consider both quantitative and qualitative2 factors in analyzing materiality:

[A]n assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.3

Thus, errors that are quantitatively immaterial may nonetheless be qualitatively material, in which case SAB 99 would require a restatement for even a quantitatively immaterial error.4 The requirement to assess qualitative factors derives in part from the fact that no precise numerical

[1]	SAB 99 relates to the specific materiality analysis applicable to determining whether financial statements must be restated. SAB 99 is part of a larger body of regulatory and judicial authority that generally assesses materiality from the perspective of a reasonable investor in light of all the facts and circumstances. Thus, an error is “material” if, “in light of the circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the . . . correction of the item.” ASC 250-10-S99-1-1 text accompanying n.26 (citing Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information 132 (1980)). In general, a fact is deemed material if there is “a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information available.” TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976). In addition, materiality “will depend at any given time upon a balancing of both the indicated probability that the event will occur and the anticipated magnitude of the event in light of the totality of the company activity.” Basic v. Levinson, 485 U.S. 224, 238 (1988) (quoting SEC v. Texas Gulf Sulphur Co., 401 F.2d, at 833, 849 (2d Cir. 1968)). In 1999, the SEC endorsed the Staff’s position in SAB 99 by supporting SAB 99 in an amicus curiae brief in Ganino v. Citizen Util. Co., 228 F.2d 154 (2d Cir. 2000) (finding various financial metrics to be qualitatively material in the aggregate when, individually, such data may have been quantitatively immaterial). SAB 99 has been commonly applied by the Staff to financial statements and to disclosure in the comment process and by the Public Company Accounting Oversight Board in Auditing Standard No. 2.
[2]	ASC 250-10-S99-1 n.28 refers to “qualitative” materiality as “the surrounding circumstances that inform an investor’s evaluation of financial statement entries.”
[3]	ASC 250-10-S99-1 text accompanying n.28 (citing Concepts Statement No. 2, 123-124; Codification of Statements on Auditing Standards (“AU”) §§ 312.10 and 312.34) (emphasis added).
[4]	For example, an error in the computation of net income that changes the amount in question from a profit to a loss, or vice versa, can be viewed as a qualitative factor that could require restatement.

threshold exists for determining quantitative materiality. Although SAB 99 states that a 5 percent threshold may be used in the initial analysis, SAB 99 rejects the use of a 5 percent threshold as a quantitative rule of thumb to determine materiality because “exclusive reliance on this or any other percentage or numerical threshold has no basis in the accounting literature or the law.” Instead, under SAB 99, a misstatement of less than 5 percent could in some circumstances be material as a result of one or more qualitative factors.

According to recent guidance by the SEC, the materiality guidance provided by SAB 99 does not necessarily require that the stated qualitative considerations are the only factors in determining materiality when the errors are quantitatively insignificant. In speeches given in 2006 and 2007 that addressed the materiality determinations under SAB 99 with respect to quantitatively significant errors,5 the Associate Chief Accountant of the SEC’s Division of Corporation Finance, Todd Hardiman, indicated that there are situations in which a quantitatively large error could be considered immaterial upon consideration of qualitative factors and the total mix of information available to investors. Mr. Hardiman noted, however, that the determination that a quantitatively large error is not material cannot rest on the absence of qualitative factors such as those set forth in SAB 99. Rather, the analysis must identify the qualitative factors that “indicate that the error is not important to investors despite its significant size.”6

Further, the Final Report of the Advisory Committee on Improvements to Financial Reporting (the “Final Report”) to the SEC issued on August 1, 2008, provides that “in evaluating the materiality of all errors, consideration should be given to both qualitative and quantitative factors that would be important to the reasonable investor, although we acknowledge that there will probably be more times when qualitative considerations will result in a small error being considered material than they will result in a large error being considered not to be material.”7 The Final Report recommends that the Staff’s materiality guidance be modestly clarified to stress

[5]	Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance, U.S. Securities and Exchange Commission, Remarks Before the 2006 AICPA National Conference on Current SEC and PCAOB Developments (December 12, 2006), available at http://www.sec.gov/news/speech/2006/spch121206teh.htm; Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance, U.S. Securities and Exchange Commission, Remarks Before the 2007 AICPA National Conference on Current SEC and PCAOB Developments (December 11, 2007), available at http://www.sec.gov/news/speech/2007/spch121107teh.htm.
[6]	Id.
[7]	See Final Report text accompanying n. 142.

that, in accordance with the standard established by the Supreme Court, “the total mix of information available to investors should be the main focus of a materiality judgment and that qualitative factors are relevant in analyzing the materiality of all errors.”

Thus, in a situation where errors are quantitatively significant, the determination of materiality must consider both quantitative and qualitative factors as well as the total mix of information from the perspective of a reasonable investor in possession of all available information. The standard in such a situation is the fundamental materiality test of whether there is “a substantial likelihood that the … fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information available” in addition to consideration of the qualitative factors set forth in SAB 99 and other Staff guidance.

SAB 99 provides a non-exclusive list of qualitative factors for consideration in the determination of whether an error is material, including whether it:

•

arises from an item capable of precise measurement or arises from an estimate, and if so, the degree of imprecision inherent in the estimate (in which case “the amount of deviation that is considered immaterial may increase as the attainable degree of precision decreases”);

•	masks a change in earnings or other corporate trends;

•	hides a failure to meet analysts’ consensus expectations for the business;

•	changes a loss into income or vice versa;

•	concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

•	affects the Company’s compliance with regulatory requirements;

•	affects the Company’s compliance with loan covenants or other contractual requirements;

•	has the effect of increasing the management’s compensation; and/or

•	implicates the concealment of an unlawful transaction.[8]

Materiality judgments must consider the entire factual context of the financial statement item in question as viewed by the user of financial statements. 9 Accordingly, in applying the

[8]	ASC 250-10-S99-1 text accompanying nn.37-38.
[9]	ASC 250-10-S99-1 text accompanying n.30.

quantitative and qualitative analysis, the Company considered the materiality of errors for each annual and quarterly reporting period. SAB 99 provides the following related illustrative guidance:

•

the Company and its auditor should consider whether misstatements “in relation to individual line item amounts, subtotals, or totals in the financial statements” materially misstate the financial statements “taken as a whole”;[10]

•

quantitative materiality should be assessed by comparing adjustments to revenues, gross profit, pretax and net income, total assets, total liabilities, shareholders’ equity, or individual line items in the financial statements;[11]

•

the particular line items to consider depend upon the proposed adjustment and “other factors” — for example, whether an adjustment would “affect a working capital ratio or cause the registrant to be in default of loan covenants” (in which case an otherwise insignificant change could be considered material due to its collateral effects);[12]

•	the significance of an item to a particular entity (for example, inventories to a manufacturing company);[13] and

•

the pervasiveness of the misstatement (such as whether it affects the presentation of numerous financial statement items) and the effect of the misstatement on the financial statements taken as a whole.[14]

The Final Report provides further examples of qualitative factors to consider when determining materiality of all errors:

•	the error impacts metrics that do not drive investor conclusions or are not important to investor models;

•	the error is a one-time item and does not alter investors’ perceptions of key trends affecting the Company; and

•	the error does not impact a business segment or other portion of the Company’s business that investors regard as driving valuation or risks.

[10]	ASC 250-10-S99-1 text accompanying n.47.
[11]	ASC 250-10-S99-1 n.47.
[12]	ASC 250-10-S99-1 n.47.
[13]	ASC 250-10-S99-1 text accompanying n.48 (citing AU § 508.36).
[14]	ASC 250-10-S99-1 text accompanying n.48 (citing AU § 508.36).

Accordingly, materiality determinations require “delicate assessments of the inferences a ‘reasonable shareholder’ would draw from a given set of facts” and the “significance of those inferences” to such a reasonable shareholder.15

The Company applied these principles of SAB 99 to the identified misstatements. In doing so, the Company analyzed the materiality of each proposed change based upon both quantitative and qualitative factors relating to: the line item in which the change occurred; the components of the Company’s financial statements affected by the change; and the overall effect of the change on the Company’s financial statements taken as a whole.

III. AGGREGATE ADJUSTMENTS

The following analysis describes the aggregate effect of the changes on earnings before taxes, net earnings, certain income statement items and balance sheet items.

A. Effects of Aggregate Adjustments on: Sales, Cost of Goods Sold; Gross Profit; and Selling, General and Administrative Expense

1. Financial Data

ESTIMATE OF EFFECT ON SALES AS THE RESULT OF CORRECTION OF ACCOUNTING ERRORS

(DOLLARS IN THOUSANDS)

Fiscal Period	As Reported	Total Adjustments	As Adjusted	% Increase (Decrease)
Fiscal Year 2007	$767,272	$(1,129)	$766,143	(0.1)%
Fiscal Year 2008	$737,155	$155	$737,310	0.0%
Fiscal Year 2009 (1)	$615,462	$1,094	$616,556	0.2%

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$153,142	$(644)	$152,498	(0.4)%
Quarter Ended 09/30/08	$201,978	$0	$201,978	0.0%
Quarter Ended 06/30/08	$197,534	$0	$197,534	0.0%
Quarter Ended 03/31/08	$184,501	$799	$185,300	0.4%
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$160,794	$450	$161,244	0.3%
Quarter Ended 09/30/09	$163,689	$0	$163,689	0.0%
Quarter Ended 06/30/09	$151,912	$0	$151,912	0.0%
Quarter Ended 03/31/09	$139,067	$644	$139,711	0.5%

[15]	ASC 250-10-S99-1 n.27 (quoting TSC Industries v. Northway, Inc., 426 U.S. 438, 450 (1976)).
(1)	Results for fiscal year 2009 and the fourth quarter of fiscal year 2009 have not been publicly reported in a periodic report filed with the Commission.

Estimate of Effect on Cost of Goods Sold as the Result of Correction of Accounting Errors (Dollars in thousands)

Fiscal Period	As Reported	Total Adjustments	As Adjusted	% Increase (Decrease)
Fiscal Year 2007	$650,931	$(954)	$649,977	(0.1)%
Fiscal Year 2008	$658,900	$(14)	$658,887	(0.0)%
Fiscal Year 2009 (1)	$532,542	$61	$532,603	0.0%

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$158,620	$(64)	$158,557	(0.0)%
Quarter Ended 09/30/08	$172,772	$(133)	$172,639	(0.1)%
Quarter Ended 06/30/08	$171,184	$(72)	$171,112	(0.0)%
Quarter Ended 03/31/08	$156,324	$255	$156,579	0.2%
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$140,616	$13	$140,629	0.0%
Quarter Ended 09/30/09	$137,295	$(212)	$137,083	(0.2)%
Quarter Ended 06/30/09	$130,379	$14	$130,393	0.0%
Quarter Ended 03/31/09	$124,252	$246	$124,498	0.2%

(1)	Results for fiscal year 2009 and the fourth quarter of fiscal year 2009 have not been publicly reported in a periodic report filed with the Commission.

ESTIMATE OF EFFECT ON GROSS PROFIT AS THE RESULT OF CORRECTION OF ACCOUNTING

ERRORS (DOLLARS IN THOUSANDS)

Fiscal Period	As Reported	Total Adjustments	As Adjusted	% Increase (Decrease)
Fiscal Year 2007	$116,341	$485	$116,826	0.4%
Fiscal Year 2008	$78,255	$169	$78,424	0.2%
Fiscal Year 2009 (1)	$82,920	$1,033	$83,953	1.2%

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$(5,478)	$(581)	$(6,059)	(10.6)%
Quarter Ended 09/30/08	$29,206	$133	$29,339	0.5%
Quarter Ended 06/30/08	$26,350	$72	$26,422	0.3%
Quarter Ended 03/31/08	$28,177	$544	$28,721	1.9%
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$20,178	$437	$20,615	2.2%
Quarter Ended 09/30/09	$26,393	$212	$26,605	0.8%
Quarter Ended 06/30/09	$21,533	$(14)	$21,519	(0.1)%
Quarter Ended 03/31/09	$14,816	$398	$15,214	2.7%

(1)	Results for fiscal year 2009 and the fourth quarter of fiscal year 2009 have not been publicly reported in a periodic report filed with the Commission.

ESTIMATE OF EFFECT ON SELLING, GENERAL AND ADMINISTRATIVE EXPENSE AS THE RESULT

OF CORRECTION OF ACCOUNTING ERRORS (DOLLARS IN THOUSANDS)

Fiscal Period	As Reported	Total Adjustments	As Adjusted	% Increase (Decrease)
Fiscal Year 2007	$71,169	$(285)	$70,884	(0.4)%
Fiscal Year 2008	$68,189	$146	$68,069	(0.2)%
Fiscal Year 2009 (1)	$69,822	$(950)	$68,872	(1.4)%

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$15,874	$(143)	$15,732	(0.9)%
Quarter Ended 09/30/08	$17,490	$(31)	$17,459	(0.2)%
Quarter Ended 06/30/08	$17,196	$(19)	$17,177	(0.1)%
Quarter Ended 03/31/08	$17,629	$72	$17,701	0.4%
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$20,049	$(1,038)	$19,011	(5.2)%
Quarter Ended 09/30/09	$17,756	$(206)	$17,550	(1.2)%
Quarter Ended 06/30/09	$16,601	$226	$16,827	1.4%
Quarter Ended 03/31/09	$15,416	$69	$15,485	0.4%

(1)	Results for fiscal year 2009 and the fourth quarter of fiscal year 2009 have not been publicly reported in a periodic report filed with the Commission.

2. Quantitative Factors

The effects on sales, cost of goods sold, gross profit and SG&A expense of the aggregate adjustments are not quantitatively significant in any amount of annual or quarterly results, with the exception of the fourth quarter of fiscal year 2008 for gross profit and the fourth quarter of fiscal year 2009 for SG&A expense, each of which increased by more than 5% as a result of the aggregate adjustments.

B. Effects of Aggregate Adjustments on Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

1. Financial Data

ESTIMATE OF EFFECT ON EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND

AMORTIZATION (EBITDA) AS THE RESULT OF CORRECTION OF ACCOUNTING ERRORS

(DOLLARS IN THOUSANDS)

Fiscal Period	As Reported	Total Adjustments	As Adjusted	% Increase (Decrease)
Fiscal Year 2007	$66,701	$770	$67,471	1.2%
Fiscal Year 2008	$(27,644)	$289	$(27,355)	1.0%
Fiscal Year 2009 (1)	$42,009	$1,983	$43,992	4.7%

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$(80,039)	$(438)	$(80,477)	(0.5)%
Quarter Ended 09/30/08	$18,862	$164	$19,026	0.9%
Quarter Ended 06/30/08	$15,996	$91	$16,087	0.6%
Quarter Ended 03/31/08	$17,537	$472	$18,009	2.7%
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$6,806	$1,475	$8,281	21.7%
Quarter Ended 09/30/09	$16,096	$418	$16,514	2.6%
Quarter Ended 06/30/09	$12,442	$(240)	$12,202	(1.9)%
Quarter Ended 03/31/09	$6,665	$330	$6,995	4.9%

(1)	Results for fiscal year 2009 and the fourth quarter of fiscal year 2009 have not been publicly reported in a periodic report filed with the Commission.

2. Quantitative Factors

With respect to annual EBITDA, the aggregate adjustments resulted in no quantitatively significant changes for any annual period. The aggregate adjustments resulted in quantitatively significant changes for one quarterly period, the fourth quarter of fiscal year 2009, which changed by 21.7% due in large part to the aggregate one-time correcting entry. This 21.7% change in the fourth quarter of fiscal year 2009 due to the correcting entry for accounting errors resulted from an aggregate adjustment of $1.48 million.

C. Effects of Aggregate Adjustments on Earnings Before Taxes, Net Earnings and Earnings Per Share

1. Financial Data

ESTIMATE OF EFFECT ON EARNINGS (LOSS) BEFORE TAXES AS THE RESULT OF CORRECTION

OF ACCOUNTING ERRORS (DOLLARS IN THOUSANDS)

Fiscal Period	As Reported	Total Adjustments	As Adjusted	% Increase (Decrease)
Fiscal Year 2007	$3,924	$770	$4,694	19.6%
Fiscal Year 2008	$(89,359)	$289	$(89,070)	0.0%
Fiscal Year 2009 (1)	$(10,374)	$1,983	$(8,391)	19.1%

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$(95,315)	$(438)	$(95,753)	(0.5)%
Quarter Ended 09/30/08	$4,998	$164	$5,162	3.3%
Quarter Ended 06/30/08	$3,639	$91	$3,730	2.5%
Quarter Ended 03/31/08	$(2,681)	$472	$(2,209)	17.6%
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$(5,849)	$1,475	$(4,374)	25.2%
Quarter Ended 09/30/09	$3,408	$418	$3,826	12.3%
Quarter Ended 06/30/09	$(1,123)	$(240)	$(1,363)	(21.4)%
Quarter Ended 03/31/09	$(6,810)	$330	$(6,480)	4.8%

(1)	Results for fiscal year 2009 and the fourth quarter of fiscal year 2009 have not been publicly reported in a periodic report filed with the Commission.

ESTIMATE OF EFFECT ON NET EARNINGS AS THE RESULT OF CORRECTION OF ACCOUNTING

ERRORS (DOLLARS IN THOUSANDS)

Fiscal Period	As Reported	Total Adjustments	As Adjusted	% Increase (Decrease)
Fiscal Year 2007	$(8,393)	$481	$(7,912)	5.7%
Fiscal Year 2008	$(92,799)	$100	$(92,699)	0.1%
Fiscal Year 2009 (1)	$(14,390)	$1,239	$(13,151)	8.6%

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$(99,793)	$(355)	$(100,148)	(0.4)%
Quarter Ended 09/30/08	$4,219	$103	$4,322	2.4%
Quarter Ended 06/30/08	$4,638	$57	$4,695	1.2%
Quarter Ended 03/31/08	$(1,863)	$295	$(1,568)	15.8%
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$(8,543)	$922	$(7,621)	10.8%
Quarter Ended 09/30/09	$2,000	$261	$2,261	13.1%
Quarter Ended 06/30/09	$(1,195)	$(150)	$(1,345)	(12.5)%
Quarter Ended 03/31/09	$(6,652)	$206	$(6,446)	3.1%

(1)	Results for fiscal year 2009 and the fourth quarter of fiscal year 2009 have not been publicly reported in a periodic report filed with the Commission.

ESTIMATE OF EFFECT ON EARNINGS PER SHARE AS THE RESULT OF CORRECTION OF

ACCOUNTING ERRORS

(Per share earnings are diluted)

(Percentages differ from those on net earnings due to rounding of per share earnings)

Fiscal Period	As Reported	Total Adjustments	As Adjusted	% Increase (Decrease)
Fiscal Year 2007	$(0.19)	$0.01	$(0.18)	5.6%
Fiscal Year 2008	$(1.57)	$(0.00)	$(1.57)	(0.1)%
Fiscal Year 2009 (1)	$(0.24)	$0.02	$(0.22)	8.6%

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$(1.69)	$(0.01)	$(1.70)	(0.4)%
Quarter Ended 09/30/08	$0.07	$0.00	$0.07	2.5%
Quarter Ended 06/30/08	$0.08	$0.00	$0.08	1.2%
Quarter Ended 03/31/08	$(0.03)	$0.01	$(0.02)	16.7%
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$(0.14)	$0.02	$(0.13)	10.8%
Quarter Ended 09/30/09	$0.03	$0.00	$0.03	14.8%
Quarter Ended 06/30/09	$(0.02)	$(0.00)	$(0.02)	(12.7)%
Quarter Ended 03/31/09	$(0.11)	$0.00	$(0.11)	3.2%

(1)	Results for fiscal year 2009 and the fourth quarter of fiscal year 2009 have not been publicly reported in a periodic report filed with the Commission.

2. Quantitative Factors

With respect to the effects on earnings before taxes, net earnings and earnings per share of all adjustments viewed cumulatively:

•	Changes to net earnings and earnings per share were less than 9% for fiscal year 2009, less than 6% for fiscal year 2007 and 0.1% for fiscal year 2008;

•	Changes to earnings before taxes were less than 20% for fiscal years 2007 and 2009, and were 0.3% for fiscal year 2008;

•	The total adjustments for earnings before taxes were $770,000 in fiscal year 2007, $289,000 in fiscal year 2008 and $1.98 million in fiscal year 2009;

•	The total adjustments for net earnings were $481,000 in fiscal year 2007, $100,000 in fiscal year 2008 and $1.2 million in fiscal year 2009; and

•	The total adjustments for earnings per share were $0.01 in fiscal year 2007, $0.00 in fiscal year 2008 and $0.02 in fiscal year 2009.

Although the line item adjustments to earnings before taxes, net earnings and earnings per share for certain annual periods are quantitatively significant when viewed as individual line items (with quantitatively significant changes ranging from 5.6% to 19.6%), the line item changes are quantitatively immaterial when viewed as absolute amounts in the overall context of the financial statements due to the small nature of the as-reported earnings before taxes, net earnings and earnings per share for each relevant period.

D. Qualitative Factors

When taken as a whole, the corrections relating to the accounting misstatements have quantitatively significant impacts on annual and quarterly periods with respect to earnings before taxes, net earnings and earnings per share.

However, in addition to the quantitative considerations, the Company believes that the following factors should also be taken into account in determining the qualitative effects of the aggregate adjustments:

•	the changes do not convert a loss into income or vice versa;

•	the adjustments do not reverse any preexisting trends or mask a change in earnings (refer to Schedule 2 for a graphic presentation of the as-reported and as-adjusted trend lines);

•	the changes do not affect the Company’s compliance with loan covenants, or otherwise affect the Company’s contractual relationship with any creditor or other contractual requirements;

•	there is no evidence to suggest that the misstatements obscured a failure by the Company to meet a rating agency’s consensus expectations;

•	there is no evidence to suggest that the misstatements resulted from fraud or intentional misconduct;

•	the Company does not anticipate a market reaction to disclosures related to the identified misstatements;

•	the changes resulting from many of the corrections were due to the application of complex accounting rules;[16]

[16]

These complex accounting rules involve some degree of imprecision in measurement, which implies a relative degree of immaterial deviation under SAB 99, under which “the amount of deviation that is considered immaterial may increase as the attainable degree of precision decreases.” ASC 250-10-S99-1 n.37 (citing Concepts Statement No. 2 ¶ 130).

•	the changes do not affect the Company’s compliance with regulatory requirements;

•	the underlying transactions are bona fide;

•	there is no evidence indicating that the misstatements concealed an unlawful transaction;

•

the changes would not decrease the total compensation of the Company’s Chief Executive Officer and would have no significant effect on the total compensation for 2007 through 2009 of the Company’s former CFO;

•	the changes have no effect on the compensation of the Company’s current Chief Executive Officer or CFO, each of whose contractual bonus payments are unrelated to any of the adjustments;

•	the adjustments are not material when compared to sales, cost of goods sold, gross profit, SG&A expense, EBITDA or other individual line items in the financial statements;

•	the adjustments have no material effect on working capital;

•

the adjustments have no quantitatively material effect on a financial statement item that is material to the Company or that the Company believes is most often considered by investors in making their investment decisions;[17]

•	the misstatements have no material effect on the income statement taken as a whole and the full-year impact for most fiscal years for most line items was not quantitatively significant;

•	the misstatements, in relation to individual line item amounts, subtotals or totals in the financial statements do not materially misstate the financial statements taken as a whole;

•

EBITDA, a non-GAAP financial measure on which the errors have had a quantitatively and qualitatively insignificant impact, is used throughout the Company’s management discussion and analysis of results of operations and financial condition in its periodic reports and is believed by the Company to be of great importance to investors and readers of its financial statements due to certain maintenance covenants in our credit agreement;

[17]

See ASC 250-10-S99-1 text accompanying nn.37-38 (explaining that the question whether errors “materially misstate the financial statements taken as a whole” requires consideration of “the significance of an item to a particular entity” and “the effect of the misstatement on the financial statements taken as a whole”) (citing Concepts Statement No. 2).

•	the earnings before taxes and net earnings for fiscal years 2007 and 2009 were close to 0, exaggerating the percentage net impact of the errors since the denominator was relatively small;

•

due to the remedial steps taken by the Company with respect to the accounting errors, the aggregated correcting adjustments are non-recurring, one-time items and do not alter investors’ perceptions of key trends affecting the Company; and

•	the misstatements do not impact a business segment or other portion of the Company’s business that investors regard as driving valuation or risks.

The Company respectfully submits that these qualitative factors support the determination that the changes in earnings before taxes, net earnings and earnings per share amounts are not material when assessed in light of all of the facts and circumstances. In addition, the Final Report suggested that “due to the high probable cost to investors…prior period financial statements should only be amended if the error would be material to investors making current investment decisions” and that prompt correction of the errors and prominent disclosure should suffice. Given the availability of ASC 250-10-45-23 to book the cumulative effect of the adjustments in the fourth quarter of fiscal year 2009, as discussed above, the Company was able to correct the financial statements before beginning their fiscal year 2010.

The following table shows the cumulative effect of all adjustments that would appear in the fourth quarter of fiscal year 2009 pursuant to ASC 250-10-45-23:

IMPACT OF CORRECTION OF ACCOUNTING ERRORS IN Q4 2009 (DOLLARS IN THOUSANDS)

	Increase (Decrease) In
Description of Error Correction	Sales	Cost of Sales	Gross Profit	SG&A	Pre-Tax Earnings
Credit memos	$—	$—	$—	$145	$(145)
Unapplied cash	—	—	—	695	(695)
Fibope severance accrual	—	—	—	(16)	16
Menasha vacation accrual	—	(434)	434	—	434
Accounting for plant maintenance	—	(497)	497	—	497
Unvouchered accrued A/P	—	(92)	92	—	92
Intercompany account reconciliations	—	—	—	(80)	80
Spare parts write-up	—	—	—	—	—
Medical accrual	—	550	(550)	75	(625)
Flex spending accrual	—	—	—	—	—
Brighton Real estate tax accrual	—	(149)	149	—	149
Danville Real estate tax accrual	—	550	(550)	6	(556)
Prepaid workmen’s comp	—	59	(59)	—	(59)
Fibope accum amort	—	—	—	76	(76)
Pension/Payroll account reconciliations	—	—	—	43	(43)
Accrual for POD rebates	(450)	—	(450)	—	(450)
Unadjusted errors identified during audit	—	—	—	—	—

Total Net Impact of all Errors	$(450)	$(13)	$(437)	$944	$(1,381)

As Reported	$160,794	$140,616	$20,178	$20,049	$(5,847)

This table demonstrates that the application of ASC 250-10-45-23 resulted in no quantitatively material difference from a restatement approach to correcting the errors. None of the aggregate adjustments for fiscal year 2009 was material, for the same quantitative and qualitative factors taken as a whole, as discussed above with respect to changes to earnings before taxes, net earnings, earnings per share and other line items. As a result, the Company corrected the errors by recording cumulative adjustments in the fourth quarter of fiscal year 2009 pursuant to ASC 250-10-45-23.

These adjustments were also considered in connection with the disclosure relating to the error corrections that the Company included in its Annual Report on Form 40-F:

“Effect of Correction of Prior Period Errors — In the process of preparing the consolidated financial statements for the year ended December 31, 2009, errors were identified in prior period financial statements related to the accounting for trade receivables, medical claims liability, various accruals and employee benefit liabilities, valuation of parts and supplies and accounting for plant maintenance. These items were corrected in the fourth quarter of 2009 and resulted in a charge of approximately $1.4 million. The corrections that most significantly affected the financial results for the fourth quarter of 2009 relate to accounting for trade receivables, which resulted in a charge of $0.8 million, and the increase of the medical claims liability, which resulted in a charge of $0.6 million. The Company concluded that these items were immaterial and did not warrant the restatement of prior periods because they did not materially change the total mix of information for the affected periods or materially affect financial trends, individually or in the aggregate.”

SCHEDULE 1

Estimate of Effect on Sales as the Result of Correction of Accounting Errors

(Dollars in thousands)

I

		Increase (Decrease) in Sales as the Result of:
Fiscal Period	As Reported	Credit Memo Reversals	Unapplied Cash Reversals	Fibope Severance Accrual	Menasha Vacation Accrual	Change in Accounting for Plant Maintenance	Unvouchered Accrued Accounts Payable	Interco Accounts	Spare Parts Write-Up	Medical Accrual	Flexible Spending Accrual
Fiscal Year 2007	$767,272	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Fiscal Year 2008	$737,155	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Fiscal Year 2009 (1)	$615,462	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$153,142	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Quarter Ended 09/30/08	$201,978	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Quarter Ended 06/30/08	$197,534	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Quarter Ended 03/31/08	$184,501	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$160,794	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Quarter Ended 09/30/09	$163,689	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Quarter Ended 06/30/09	$151,912	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Quarter Ended 03/31/09	$139,067	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

	Increase (Decrease) in Sales as the Result of:
Fiscal Period	Brighton Real Estate Tax Accrual	Danville Real Estate Tax Accrual	Workers Comp Accrual	Khalix (Fibope Accum Depr)	Pension/ Payroll Accounts	Accrual for POD Rebates	Unadjusted Errors Identified During Audit(2)	Total Adjustments	As Adjusted	% Increase (Decrease)
Fiscal Year 2007	$0	$0	$0	$0	$0	$0	$(469)	$(469)	$766,803	(0.1)%
Fiscal Year 2008	$0	$0	$0	$0	$0	$0	$155	$155	$737,310	0.0%
Fiscal Year 2009 (1)	$0	$0	$0	$0	$0	$450	$644	$1,094	$616,556	0.2%

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$0	$0	$0	$0	$0	$0	$(644)	$(644)	$152,498	(0.4)%
Quarter Ended 09/30/08	$0	$0	$0	$0	$0	$0	$0	$0	$201,978	0.0%
Quarter Ended 06/30/08	$0	$0	$0	$0	$0	$0	$0	$0	$197,534	0.0%
Quarter Ended 03/31/08	$0	$0	$0	$0	$0	$0	$799	$799	$185,300	0.4%
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$0	$0	$0	$0	$0	$450	$0	$450	$161,244	0.3%
Quarter Ended 09/30/09	$0	$0	$0	$0	$0	$0	$0	$0	$163,689	0.0%
Quarter Ended 06/30/09	$0	$0	$0	$0	$0	$0	$0	$0	$151,912	0.0%
Quarter Ended 03/31/09	$0	$0	$0	$0	$0	$0	$644	$644	$139,711	0.5%

(1)	Results for fiscal year 2009 and the fourth quarter of fiscal year 2009 have not been publicly reported in a periodic report filed with the Commission.
(2)	Classification of unrecorded auditor adjustments by quarter were made base on a review of each adjustment but required assumptions to be made in some cases until further research. However, changes to their classification, if any, will not affect the total adjustments by year.

SCH-1

Estimate of Effect on Cost of Goods Sold as the Result of Correction of Accounting Errors

(Dollars in thousands)

I

		Increase (Decrease) in Cost of Goods Sold as the Result of:
Fiscal Period	As Reported	Credit Memo Reversals	Unapplied Cash Reversals	Fibope Severance Accrual	Menasha Vacation Accrual	Change in Accounting for Plant Maintenance	Unvouchered Accrued Accounts Payable	Interco Accounts	Spare Parts Write-Up	Medical Accrual	Flexible Spending Accrual
Fiscal Year 2007	$650,931	$0	$0	$0	$(119)	$0	$(23)	$0	$0	$(170)	$0
Fiscal Year 2008	$658,900	$0	$0	$0	$(127)	$0	$(15)	$0	$0	$(77)	$0
Fiscal Year 2009 (1)	$532,542	$0	$0	$0	$242	$0	$84	$0	$726	$(699)	$0

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$158,620	$0	$0	$0	$77	$0	$(10)	$0	$0	$128	$0
Quarter Ended 09/30/08	$172,772	$0	$0	$0	$(68)	$0	$(1)	$0	$0	$(64)	$0
Quarter Ended 06/30/08	$171,184	$0	$0	$0	$(68)	$0	$(4)	$0	$0	$0	$0
Quarter Ended 03/31/08	$156,324	$0	$0	$0	$(68)	$0	$0	$0	$0	$(140)	$0
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$140,616	$0	$0	$0	$434	$497	$92	$0	$0	$(550)	$0
Quarter Ended 09/30/09	$137,295	$0	$0	$0	$(64)	$(221)	$(6)	$0	$226	$(64)	$0
Quarter Ended 06/30/09	$130,379	$0	$0	$0	$(64)	$(136)	$(2)	$0	$250	$(64)	$0
Quarter Ended 03/31/09	$124,252	$0	$0	$0	$(64)	$(140)	$0	$0	$250	$(21)	$0

	Increase (Decrease) in Cost of Goods Sold as the Result of:
Fiscal Period	Brighton Real Estate Tax Accrual	Danville Real Estate Tax Accrual	Workers Comp Accrual	Khalix (Fibope Accum Depr)	Pension/ Payroll Accounts	Accrual for POD Rebates	Unadjusted Errors Identified During Audit(2)	Total Adjustments	As Adjusted	% Increase (Decrease)
Fiscal Year 2007	$0	$0	$0	$0	$0	$0	$(642)	$(954)	$649,977	(0.2)%
Fiscal Year 2008	$0	$0	$0	$0	$0	$0	$205	$(14)	$658,887	(0.0)%
Fiscal Year 2009 (1)	$0	$(550)	$0	$0	$0	$0	$258	$61	$532,603	0.0%

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$0	$0	$0	$0	$0	$0	$(258)	$(64)	$158,557	(0.0)%
Quarter Ended 09/30/08	$0	$0	$0	$0	$0	$0	$0	$(133)	$172,639	(0.1)%
Quarter Ended 06/30/08	$0	$0	$0	$0	$0	$0	$0	$(72)	$171,112	(0.0)%
Quarter Ended 03/31/08	$0	$0	$0	$0	$0	$0	$463	$255	$156,579	0.2%
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$149	$(550)	$(59)	$0	$0	$0	$0	$13	$140,629	0.0%
Quarter Ended 09/30/09	$(56)	$0	$(27)	$0	$0	$0	$0	$(212)	$137,083	(0.2)%
Quarter Ended 06/30/09	$(56)	$0	$86	$0	$0	$0	$0	$14	$130,393	0.0%
Quarter Ended 03/31/09	$(37)	$0	$0	$0	$0	$0	$258	$246	$124,498	0.2%

(1)	Results for fiscal year 2009 and the fourth quarter of fiscal year 2009 have not been publicly reported in a periodic report filed with the Commission.
(2)	Classification of unrecorded auditor adjustments by quarter were made base on a review of each adjustment but required assumptions to be made in some cases until further research. However, changes to their classification, if any, will not affect the total adjustments by year.

SCH-2

Estimate of Effect on Gross Profit as the Result of Correction of Accounting Errors

(Dollars in thousands)

I

		Increase (Decrease) in Gross Profit as the Result of:
Fiscal Period	As Reported	Credit Memo Reversals	Unapplied Cash Reversals	Fibope Severance Accrual	Menasha Vacation Accrual	Change in Accounting for Plant Maintenance	Unvouchered Accrued Accounts Payable	Interco Accounts	Spare Parts Write-Up	Medical Accrual	Flexible Spending Accrual
Fiscal Year 2007	$116,341	$0	$0	$0	$119	$0	$23	$0	$0	$170	$0
Fiscal Year 2008	$78,255	$0	$0	$0	$127	$0	$15	$0	$0	$77	$0
Fiscal Year 2009 (1)	$82,920	$0	$0	$0	$(242)	$0	$(84)	$0	$(726)	$699	$0

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$(5,478)	$0	$0	$0	$(77)	$0	$10	$0	$0	$(128)	$0
Quarter Ended 09/30/08	$29,206	$0	$0	$0	$68	$0	$1	$0	$0	$64	$0
Quarter Ended 06/30/08	$26,350	$0	$0	$0	$68	$0	$4	$0	$0	$0	$0
Quarter Ended 03/31/08	$28,177	$0	$0	$0	$68	$0	$0	$0	$0	$140	$0
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$20,178	$0	$0	$0	$(434)	$(497)	$(92)	$0	$0	$550	$0
Quarter Ended 09/30/09	$26,393	$0	$0	$0	$64	$221	$6	$0	$(226)	$64	$0
Quarter Ended 06/30/09	$21,533	$0	$0	$0	$64	$136	$2	$0	$(250)	$64	$0
Quarter Ended 03/31/09	$14,816	$0	$0	$0	$64	$140	$0	$0	$(250)	$21	$0

	Increase (Decrease) in Gross Profit as the Result of:
Fiscal Period	Brighton Real Estate Tax Accrual	Danville Real Estate Tax Accrual	Workers Comp Accrual	Khalix (Fibope Accum Depr)	Pension/ Payroll Accounts	Accrual for POD Rebates	Unadjusted Errors Identified During Audit(2)	Total Adjustments	As Adjusted	% Increase (Decrease)
Fiscal Year 2007	$0	$0	$0	$0	$0	$0	$173	$485	$116,826	0.4%
Fiscal Year 2008	$0	$0	$0	$0	$0	$0	$(50)	$169	$78,424	0.2%
Fiscal Year 2009 (1)	$0	$550	$0	$0	$0	$450	$386	$1,033	$83,953	1.2%

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$0	$0	$0	$0	$0	$0	$(386)	$(581)	$(6,059)	(10.6)%
Quarter Ended 09/30/08	$0	$0	$0	$0	$0	$0	$0	$133	$29,339	0.5%
Quarter Ended 06/30/08	$0	$0	$0	$0	$0	$0	$0	$72	$26,422	0.3%
Quarter Ended 03/31/08	$0	$0	$0	$0	$0	$0	$336	$544	$28,721	1.9%
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$(149)	$550	$59	$0	$0	$450	$0	$437	$20,615	2.2%
Quarter Ended 09/30/09	$56	$0	$27	$0	$0	$0	$0	$212	$26,605	0.8%
Quarter Ended 06/30/09	$56	$0	$(86)	$0	$0	$0	$0	$(14)	$21,519	(0.1)%
Quarter Ended 03/31/09	$37	$0	$0	$0	$0	$0	$386	$398	$15,214	2.7%

(1)	Results for fiscal year 2009 and the fourth quarter of fiscal year 2009 have not been publicly reported in a periodic report filed with the Commission.
(2)	Classification of unrecorded auditor adjustments by quarter were made base on a review of each adjustment but required assumptions to be made in some cases until further research. However, changes to their classification, if any, will not affect the total adjustments by year.

SCH-3

Estimate of Effect on Selling, General and Administrative Expense as the Result of Correction of Accounting Errors

(Dollars in thousands)

I

		Increase (Decrease) in Selling, General and Administrative Expense as the Result of:
Fiscal Period	As Reported	Credit Memo Reversals	Unapplied Cash Reversals	Fibope Severance Accrual	Menasha Vacation Accrual	Change in Accounting for Plant Maintenance	Unvouchered Accrued Accounts Payable	Interco Accounts	Spare Parts Write-Up	Medical Accrual	Flexible Spending Accrual
Fiscal Year 2007	$71,169	$266	$251	$0	$0	$0	$0	$(80)	$0	$(30)	$(6)
Fiscal Year 2008	$68,189	$94	$88	$0	$0	$0	$0	$0	$0	$(14)	$(75)
Fiscal Year 2009 (1)	$69,822	$(94)	$(695)	$(16)	$0	$0	$0	$80	$0	$(101)	$(62)

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$15,874	$94	$88	$0	$0	$0	$0	$0	$0	$23	$(18)
Quarter Ended 09/30/08	$17,490	$0	$0	$0	$0	$0	$0	$0	$0	$(11)	$(20)
Quarter Ended 06/30/08	$17,196	$0	$0	$0	$0	$0	$0	$0	$0	$0	$(19)
Quarter Ended 03/31/08	$17,629	$0	$0	$0	$0	$0	$0	$0	$0	$(25)	$(18)
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$20,049	$(239)	$(695)	$16	$0	$0	$0	$80	$0	$(75)	$0
Quarter Ended 09/30/09	$17,756	$0	$0	$(171)	$0	$0	$0	$0	$0	$(11)	$(24)
Quarter Ended 06/30/09	$16,601	$12	$0	$244	$0	$0	$0	$0	$0	$(11)	$(19)
Quarter Ended 03/31/09	$15,416	$133	$0	$(105)	$0	$0	$0	$0	$0	$(4)	$(19)

	Increase (Decrease) in Selling, General and Administrative Expense as the Result of:
Fiscal Period	Brighton Real Estate Tax Accrual	Danville Real Estate Tax Accrual	Workers Comp Accrual	Khalix (Fibope Accum Depr)	Pension/ Payroll Accounts	Accrual for POD Rebates	Unadjusted Errors Identified During Audit(2)	Total Adjustments	As Adjusted	% Increase (Decrease)
Fiscal Year 2007	$0	$0	$0	$0	$0	$0	$(686)	$(285)	$70,884	(0.4)%
Fiscal Year 2008	$0	$0	$0	$0	$0	$0	$52	$(121)	$68,069	0.2%
Fiscal Year 2009 (1)	$0	$(6)	$0	$(76)	$(43)	$0	$63	$(950)	$68,872	(1.4)%

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$0	$0	$0	$0	$0	$0	$(63)	$(143)	$15,732	(0.9)%
Quarter Ended 09/30/08	$0	$0	$0	$0	$0	$0	$0	$(31)	$17,459	(0.2)%
Quarter Ended 06/30/08	$0	$0	$0	$0	$0	$0	$0	$(19)	$17,177	(0.1)%
Quarter Ended 03/31/08	$0	$0	$0	$0	$0	$0	$115	$72	$17,701	0.4%
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$0	$(6)	$0	$(76)	$(43)	$0	$0	$(1,038)	$19,011	(5.2)%
Quarter Ended 09/30/09	$0	$0	$0	$0	$0	$0	$0	$(206)	$17,550	(1.2)%
Quarter Ended 06/30/09	$0	$0	$0	$0	$0	$0	$0	$226	$16,827	1.4%
Quarter Ended 03/31/09	$0	$0	$0	$0	$0	$0	$63	$69	$15,485	0.4%

(1)	Results for fiscal year 2009 and the fourth quarter of fiscal year 2009 have not been publicly reported in a periodic report filed with the Commission.
(2)	Classification of unrecorded auditor adjustments by quarter were made base on a review of each adjustment but required assumptions to be made in some cases until further research. However, changes to their classification, if any, will not affect the total adjustments by year.

SCH-4

Estimate of Effect on Earnings (Loss) Before Taxes as the Result of Correction of Accounting Errors

(Dollars in thousands)

I

		Increase (Decrease) in Earnings (Loss) Before Taxes as the Result of:
Fiscal Period	As Reported	Credit Memo Reversals	Unapplied Cash Reversals	Fibope Severance Accrual	Menasha Vacation Accrual	Change in Accounting for Plant Maintenance	Unvouchered Accrued Accounts Payable	Interco Accounts	Spare Parts Write-Up	Medical Accrual	Flexible Spending Accrual
Fiscal Year 2007	$3,924	$(266)	$(251)	$0	$119	$0	$23	$80	$0	$200	$6
Fiscal Year 2008	$(89,359)	$172	$(88)	$0	$127	$0	$15	$0	$0	$90	$75
Fiscal Year 2009 (1)	$(10,374)	$94	$695	$16	$(242)	$0	$(84)	$(80)	$(726)	$800	$62

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$(95,315)	$172	$(88)	$0	$(77)	$0	$10	$0	$0	$(150)	$18
Quarter Ended 09/30/08	$4,998	$0	$0	$0	$68	$0	$1	$0	$0	$75	$20
Quarter Ended 06/30/08	$3,639	$0	$0	$0	$68	$0	$4	$0	$0	$0	$19
Quarter Ended 03/31/08	$(2,681)	$0	$0	$0	$68	$0	$0	$0	$0	$165	$18
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$(5,849)	$239	$695	$(16)	$(434)	$(497)	$(92)	$(80)	$0	$625	$0
Quarter Ended 09/30/09	$3,408	$0	$0	$171	$64	$221	$6	$0	$(226)	$75	$24
Quarter Ended 06/30/09	$(1,123)	$(12)	$0	$(244)	$64	$136	$2	$0	$(250)	$75	$19
Quarter Ended 03/31/09	$(6,810)	$(133)	$0	$105	$64	$140	$0	$0	$(250)	$25	$19

	Increase (Decrease) in Earnings (Loss) Before Taxes as the Result of:
Fiscal Period	Brighton Real Estate Tax Accrual	Danville Real Estate Tax Accrual	Workers Comp Accrual	Khalix (Fibope Accum Depr)	Pension/ Payroll Accounts	Accrual for POD Rebates	Unadjusted Errors Identified During Audit(2)	Total Adjustments	As Adjusted	% Increase (Decrease)
Fiscal Year 2007	$0	$0	$0	$0	$0	$0	$859	$770	$4,694	19.6%
Fiscal Year 2008	$0	$0	$0	$0	$0	$0	$(102)	$289	$(89,070)	0.3%
Fiscal Year 2009 (1)	$0	$556	$0	$76	$43	$450	$323	$1,983	$(8,391)	19.1%

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$0	$0	$0	$0	$0	$0	$(323)	$(438)	$(95,753)	(0.5)%
Quarter Ended 09/30/08	$0	$0	$0	$0	$0	$0	$0	$164	$5,162	3.3%
Quarter Ended 06/30/08	$0	$0	$0	$0	$0	$0	$0	$91	$3,730	2.5%
Quarter Ended 03/31/08	$0	$0	$0	$0	$0	$0	$221	$472	$(2,209)	17.6%
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$(149)	$556	$59	$76	$43	$450	$0	$1,475	$(4,374)	25.2%
Quarter Ended 09/30/09	$56	$0	$27	$0	$0	$0	$0	$418	$3,826	12.3%
Quarter Ended 06/30/09	$56	$0	$(86)	$0	$0	$0	$0	$(240)	$(1,363)	(21.4)%
Quarter Ended 03/31/09	$37	$0	$0	$0	$0	$0	$323	$330	$(6,480)	4.8%

(1)	Results for fiscal year 2009 and the fourth quarter of fiscal year 2009 have not been publicly reported in a periodic report filed with the Commission.
(2)	Classification of unrecorded auditor adjustments by quarter were made base on a review of each adjustment but required assumptions to be made in some cases until further research. However, changes to their classification, if any, will not affect the total adjustments by year.

SCH-5

Estimate of Effect on Net Earnings as the Result of Correction of Accounting Errors

(Dollars in thousands)

(Adjustments are net of tax effect at an estimated blended statutory tax rate of 37.5%)

I		Increase (Decrease) in Net Income (Loss) as the Result of:
Fiscal Period	As Reported	Credit Memo Reversals	Unapplied Cash Reversals	Fibope Severance Accrual	Menasha Vacation Accrual	Change in Accounting for Plant Maintenance	Unvouchered Accrued Accounts Payable	Interco Accounts	Spare Parts Write-Up	Medical Accrual	Flexible Spending Accrual
Fiscal Year 2007	$(8,393)	$(166)	$(157)	$0	$74	$0	$14	$50	$0	$125	$4
Fiscal Year 2008	$(92,799)	$108	$(55)	$0	$79	$0	$9	$0	$0	$56	$47
Fiscal Year 2009 (1)	$(14,390)	$59	$434	$10	$(151)	$0	$(53)	$(50)	$(454)	$500	$39

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$(99,793)	$108	$(55)	$0	$(48)	$0	$6	$0	$0	$(94)	$11
Quarter Ended 09/30/08	$4,219	$0	$0	$0	$43	$0	$1	$0	$0	$47	$13
Quarter Ended 06/30/08	$4,638	$0	$0	$0	$43	$0	$3	$0	$0	$0	$12
Quarter Ended 03/31/08	$(1,863)	$0	$0	$0	$43	$0	$0	$0	$0	$103	$11
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$(8,543)	$149	$434	$(10)	$(271)	$(311)	$(58)	$(50)	$0	$391	$0
Quarter Ended 09/30/09	$2,000	$0	$0	$107	$40	$138	$4	$0	$(141)	$47	$15
Quarter Ended 06/30/09	$(1,195)	$(7)	$0	$(153)	$40	$85	$1	$0	$(156)	$47	$12
Quarter Ended 03/31/09	$(6,652)	$(83)	$0	$66	$40	$88	$0	$0	$(156)	$16	$12

	Increase (Decrease) in Net Income (Loss) as the Result of:
Fiscal Period	Brighton Real Estate Tax Accrual	Danville Real Estate Tax Accrual	Workers Comp Accrual	Khalix (Fibope Accum Depr)	Pension/ Payroll Accounts	Accrual for POD Rebates	Unadjusted Errors Identified During Audit(2)	Total Adjustments	As Adjusted	% Increase (Decrease)
Fiscal Year 2007	$0	$0	$0	$0	$0	$0	$537	$481	$(7,912)	5.7%
Fiscal Year 2008	$0	$0	$0	$0	$0	$0	$(145)	$100	$(92,699)	0.1%
Fiscal Year 2009 (1)	$0	$348	$0	$48	$27	$281	$202	$1,239	$(13,151)	8.6%

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$0	$0	$0	$0	$0	$0	$(283)	$(355)	$(100,314)	(0.4)%
Quarter Ended 09/30/08	$0	$0	$0	$0	$0	$0	$0	$103	$4,322	2.4%
Quarter Ended 06/30/08	$0	$0	$0	$0	$0	$0	$0	$57	$4,695	1.2%
Quarter Ended 03/31/08	$0	$0	$0	$0	$0	$0	$138	$295	$(1,568)	15.8%
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$(93)	$348	$37	$48	$27	$281	$0	$922	$(7,621)	10.8%
Quarter Ended 09/30/09	$35	$0	$17	$0	$0	$0	$0	$261	$2,261	13.1%
Quarter Ended 06/30/09	$35	$0	$(54)	$0	$0	$0	$0	$(150)	$(1,345)	(12.5)%
Quarter Ended 03/31/09	$23	$0	$0	$0	$0	$0	$202	$206	$(6,446)	3.1%

(1)	Results for fiscal year 2009 and the fourth quarter of fiscal year 2009 have not been publicly reported in a periodic report filed with the Commission.
(2)	Classification of unrecorded auditor adjustments by quarter were made base on a review of each adjustment but required assumptions to be made in some cases until further research. However, changes to their classification, if any, will not affect the total adjustments by year.

SCH-6

Estimate of Effect on Earnings Per Share as the Result of Correction of Accounting Errors

(Per share earnings are diluted)

(Percentages differ from those on net earnings due to rounding of per share earnings)

		Increase (Decrease) in Diluted Earnings Per Share as the Result of:
Fiscal Period	As Reported	Credit Memo Reversals	Unapplied Cash Reversals	Fibope Severance Accrual	Menasha Vacation Accrual	Change in Accounting for Plant Maintenance	Unvouchered Accrued Accounts Payable	Interco Accounts	Spare Parts Write-Up	Medical Accrual	Flexible Spending Accrual
Fiscal Year 2007	$(0.19)	$(0.00)	$(0.00)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Fiscal Year 2008	$(1.57)	$(0.00)	$(0.00)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Fiscal Year 2009 (1)	$(0.24)	$0.00	$0.01	$0.00	$(0.00)	$0.00	$(0.00)	$(0.00)	$(0.01)	$0.01	$0.00

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$(1.69)	$(0.00)	$(0.00)	$0.00	$(0.00)	$0.00	$0.00	$0.00	$0.00	$(0.00)	$0.00
Quarter Ended 09/30/08	$0.07	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Quarter Ended 06/30/08	$0.08	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Quarter Ended 03/31/08	$(0.03)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$(0.14)	$0.01	$0.01	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$0.00	$0.01	$0.00
Quarter Ended 09/30/09	$0.03	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$(0.00)	$0.00	$0.00
Quarter Ended 06/30/09	$(0.02)	$(0.00)	$0.00	$(0.00)	$0.00	$0.00	$0.00	$0.00	$(0.00)	$0.00	$0.00
Quarter Ended 03/31/09	$(0.11)	$(0.00)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$(0.00)	$0.00	$0.00

	Increase (Decrease) in Diluted Earnings Per Share as the Result of:
Fiscal Period	Brighton Real Estate Tax Accrual	Danville Real Estate Tax Accrual	Workers Comp Accrual	Khalix (Fibope Accum Depr)	Pension/ Payroll Accounts	Accrual for POD Rebates	Unadjusted Errors Identified During Audit(2)	Total Adjustments	As Adjusted	% Increase (Decrease)
Fiscal Year 2007	$0.00	$0.00	$0.00	$0.00	$0.00	$0.01	$0.01	$0.01	$(0.18)	5.6%
Fiscal Year 2008	$0.00	$0.00	$0.00	$0.00	$0.00	$(0.00)	$(0.00)	$0.00	$(1.57)	0.1%
Fiscal Year 2009 (1)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.02	$(0.22)	8.6%

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$(0.00)	$(0.01)	$(1.70)	(0.4)%
Quarter Ended 09/30/08	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.07	2.5%
Quarter Ended 06/30/08	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.08	1.2%
Quarter Ended 03/31/08	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.01	$(0.02)	16.7%
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$(0.00)	$0.01	$0.00	$0.00	$0.00	$0.00	$0.00	$0.02	$(0.13)	10.8%
Quarter Ended 09/30/09	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.03	14.8%
Quarter Ended 06/30/09	$0.00	$0.00	$(0.00)	$0.00	$0.00	$0.00	$0.00	$(0.00)	$(0.02)	(12.7)%
Quarter Ended 03/31/09	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$(0.11)	3.2%

(1)	Results for fiscal year 2009 and the fourth quarter of fiscal year 2009 have not been publicly reported in a periodic report filed with the Commission.
(2)	Classification of unrecorded auditor adjustments by quarter were made base on a review of each adjustment but required assumptions to be made in some cases until further research. However, changes to their classification, if any, will not affect the total adjustments by year.

SCH-7

Estimate of Effect on Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) as the Result of Correction of Accounting Errors

(Dollars in thousands)

I

		Increase (Decrease) in EBITDA as the Result of:
Fiscal Period	As Reported	Credit Memo Reversals	Unapplied Cash Reversals	Fibope Severance Accrual	Menasha Vacation Accrual	Change in Accounting for Plant Maintenance	Unvouchered Accrued Accounts Payable	Interco Accounts	Spare Parts Write-Up	Medical Accrual	Flexible Spending Accrual
Fiscal Year 2007	$66,701	$(266)	$(251)	$0	$119	$0	$23	$80	$0	$200	$6
Fiscal Year 2008	$(27,644)	$172	$(88)	$0	$127	$0	$15	$0	$0	$90	$75
Fiscal Year 2009 (1)	$42,009	$94	$695	$16	$(242)	$0	$(84)	$(80)	$(726)	$800	$62

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$(80,039)	$172	$(88)	$0	$(77)	$0	$10	$0	$0	$(150)	$18
Quarter Ended 09/30/08	$18,862	$0	$0	$0	$68	$0	$1	$0	$0	$75	$20
Quarter Ended 06/30/08	$15,996	$0	$0	$0	$68	$0	$4	$0	$0	$0	$19
Quarter Ended 03/31/08	$17,537	$0	$0	$0	$68	$0	$0	$0	$0	$165	$18
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$6,806	$239	$695	$(16)	$(434)	$(497)	$(92)	$(80)	$0	$625	$0
Quarter Ended 09/30/09	$16,096	$0	$0	$171	$64	$221	$6	$0	$(226)	$75	$24
Quarter Ended 06/30/09	$12,442	$(12)	$0	$(244)	$64	$136	$2	$0	$(250)	$75	$19
Quarter Ended 03/31/09	$6,665	$(133)	$0	$105	$64	$140	$0	$0	$(250)	$25	$19

	Increase (Decrease) in EBITDA as the Result of:
Fiscal Period	Brighton Real Estate Tax Accrual	Danville Real Estate Tax Accrual	Workers Comp Accrual	Khalix (Fibope Accum Depr)	Pension/ Payroll Accounts	Accrual for POD Rebates	Unadjusted Errors Identified During Audit(2)	Total Adjustments	As Adjusted	% Increase (Decrease)
Fiscal Year 2007	$0	$0	$0	$0	$0	$0	$859	$770	$67,471	1.2%
Fiscal Year 2008	$0	$0	$0	$0	$0	$0	$(102)	$289	$(27,355)	0.1%
Fiscal Year 2009 (1)	$0	$556	$0	$76	$43	$450	$323	$1,983	$43,992	4.7%

Fiscal Year 2008 by Quarter
Quarter Ended 12/31/08	$0	$0	$0	$0	$0	$0	$(323)	$(438)	$(80,477)	(0.5)%
Quarter Ended 09/30/08	$0	$0	$0	$0	$0	$0	$0	$164	$19,026	0.9%
Quarter Ended 06/30/08	$0	$0	$0	$0	$0	$0	$0	$91	$16,087	0.6%
Quarter Ended 03/31/08	$0	$0	$0	$0	$0	$0	$221	$472	$18,009	2.7%
Fiscal Year 2009 by Quarter
Quarter Ended 12/31/09 (1)	$(149)	$556	$59	$76	$43	$450	$0	$1,475	$8,281	21.7%
Quarter Ended 09/30/09	$56	$0	$27	$0	$0	$0	$0	$418	$16,514	2.6%
Quarter Ended 06/30/09	$56	$0	$(86)	$0	$0	$0	$0	$(240)	$12,202	(1.9)%
Quarter Ended 03/31/09	$37	$0	$0	$0	$0	$0	$323	$330	$6,995	4.9%

(1)	Results for fiscal year 2009 and the fourth quarter of fiscal year 2009 have not been publicly reported in a periodic report filed with the Commission.
(2)	Classification of unrecorded auditor adjustments by quarter were made base on a review of each adjustment but required assumptions to be made in some cases until further research. However, changes to their classification, if any, will not affect the total adjustments by year.

SCH-8

SCHEDULE 2

Selected Charts Showing Impact of Accounting Changes on Line Items Trends

Earnings (Loss) Before Taxes
20000
0
-20000
-40000
-60000
-80000
-100000
-120000
2007
2008
2009
As Reported
As Adjusted

Net Earnings
20000
0
-20000
-40000
-60000
-80000
-100000
-120000
2007
2008
2009
As Reported
As Adjusted

SCH-9

Earnings per Share (Diluted)
0.2
0
-0.2
-0.4
-0.6
-0.8
-1
-1.2
-1.4
-1.6
-1.8
2007
2008
2009
As Reported
As Adjusted

EBITDA
40000
20000
0
-20000
-40000
-60000
-80000
-100000
2007
2008
2009
As Reported
As Adjusted

SCH-10

SCH-11